Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Completes Acquisition of Marshall & Ilsley Corporation

BMO Harris Bank is open for business and commits an additional US$5 billion to business customers

TORONTO, MILWAUKEE and CHICAGO, July 5, 2011 – Bank of Montreal (TSX, NYSE: BMO) today announced that it has completed the acquisition of Milwaukee-based Marshall & Ilsley Corporation (M&I). M&I Bank is combining with Harris Bank to form BMO Harris Bank N.A., part of BMO Financial Group. Customers will begin to see the new BMO Harris Bank name as the systems integration is completed over the next eighteen months. Until the integration is completed, BMO Harris Bank N.A. will operate the former M&I bank branches under the M&I name.

“We have a single purpose at BMO – to be the bank that defines great customer experience. Every employee of the company has the same goal: to provide our customers straightforward guidance and advice, and to give them confidence that they are making the right choices,” said Bill Downe, president and chief executive officer, BMO Financial Group. “With the introduction of BMO Harris Bank, we are ready to set a new standard for excellence in banking. We are a strong Midwest-rooted, socially-responsible bank that puts customers first and is deeply committed to the communities in which our employees live and work.”

“BMO, Harris and M&I and their employees have long-standing traditions of supporting the United Way at the local level. As BMO Harris Bank, we will build on this proud tradition – supporting local United Way organizations and the agencies they fund,” promised Mr. Downe.

“The United Way and its agencies are vital community institutions which we can be counted on to stand behind.”

“BMO Harris Bank is open for business. I am very pleased to announce that we are making an additional US$5 billion in credit available to small and medium-sized businesses in the Midwest and Arizona and Florida over the next two years,” said Mark Furlong, president and chief executive officer, BMO Harris Bank, N.A. “We see the signs of America’s business-led recovery, and we believe that banks have a unique responsibility to support it.”

“The acquisition will also result in an expanded U.S. private banking presence for BMO and the addition of M&I’s asset management and institutional trust businesses will increase our U.S. presence, add scale and bolster our global investment capabilities,” said Mr. Downe.

“We look forward to welcoming M&I shareholders as shareholders of BMO. We’ve paid dividends on an uninterrupted basis since 1829. This is one of the longest dividend-paying records in North America,” added Mr. Downe. “We are firmly committed to building the value of our company and seeking to maintain consistent growth in dividends over time.”

Subject to the terms of the merger agreement, M&I shareholders are receiving 0.1257 of a BMO common share in exchange for each share of M&I common stock they owned, with fractional entitlements to BMO common shares being paid in cash.

About BMO Harris Bank

Based in Chicago, BMO Harris Bank has approximately 700 branches and approximately 1,350 ATMs in Illinois, Wisconsin, Indiana, Kansas, Missouri, Minnesota, Arizona and Florida. BMO Harris Bank is part of BMO Financial Group, a North American financial institution with 1,600 branches, a retail deposit base of approximately $180 billion, and combined U.S. businesses that rank as the 12th largest commercial bank, by assets, in the United States.

For Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996

Jim Kappel, Chicago, jim.kappel@harrisbank.com, (312) 461-2478

For Investor Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com